Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a letter dated June 12, 2013 that is being mailed to participants in Empire State Building Associates L.L.C., advising such participants of the termination of the solicitation period and enclosing the buyout notice:

[mh letterhead]

June 12, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“Associates”)

We write to advise you that Associates has received more than the required 80% supermajority consent for consolidation in each of its three participation groups, as recorded by the vote tabulator MacKenzie Partners, Inc., and certified by the independent inspector Corporate Election Services. The solicitation for the consolidation proposal, third-party portfolio proposal, and voluntary reimbursement is terminated effective today.

[FOR INVESTORS THAT HAVE NOT PREVIOUSLY CONSENTED: To each participant who has voted against, or abstained, or not submitted a consent form regarding the consolidation proposal, we are sending this termination notice by overnight delivery service and by certified or registered mail and also enclosing the 10-day buy-out notice. On behalf of Associates for the benefit of all its participants who have voted for the consolidation, the participation interests of such participant will be bought out for $100 if such participant does not consent to the consolidation proposal within 10 days after delivery of such 10-day buyout notice to such participant’s address as shown on Associates’ books. ]

As soon as participants who have not yet consented to the consolidation proposal either provide their consent or are bought out, such consolidation proposal will be approved.

If you have any question, please feel free to call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or email us at inquiries@MalkinHoldings.com.

We appreciate your patience and support.

Sincerely,

MALKIN HOLDINGS LLC

Peter L. Malkin Anthony E. Malkin

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

EMPIRE STATE BUILDING ASSOCIATES L.L.C.

C/O MALKIN HOLDINGS LLC

ONE GRAND CENTRAL PLACE

60 EAST 42ND STREET

NEW YORK, NEW YORK 10165-0015

TELEPHONE (212) 687-8700

TELECOPIER (212) 986-7679

June 12, 2013

VIA [CERTIFIED MAIL or REGISTERED MAIL]

and VIA [FEDERAL EXPRESS or U.S. EXPRESS MAIL]

Re:	[Name of Investor]
Investment in Empire State Building Associates L.L.C.

Dear Participant:

Please be advised that the consents of Participants owning over 80% of the participation group in Empire State Building Associates L.L.C. (“Associates”) for which I act as your Agent have now been obtained to the consolidation proposal (the “Consolidation Proposal”) described in the prospectus/consent solicitation statement dated January 21, 2013, as supplemented (the “Consent Solicitation”), all as recorded by the vote tabulator MacKenzie Partners, Inc., and certified by the independent inspector Corporate Election Services.

Your consent has not been received as to the Consolidation Proposal and is subject to the provisions pursuant to Paragraph 7 of the Participating Agreement dated January 1, 1962 (the “Participating Agreement”). Accordingly, I hereby request your consent thereunder to the Consolidation Proposal.

Under the Participating Agreement, I have the right to purchase your participation interest on behalf of Associates for the benefit of your fellow participants if you do not give such consent within ten (10) days after this request is mailed by certified or registered mail [FOR INTERNATIONAL DELIVERY], which is being done today. The purchase price for your interest is $100.

This notice is also being sent to you via [Federal Express OR U.S. Express Mail] [FOR INVESTOR WITH P.O. BOX IN U.S.: via U.S. Express Mail overnight] [FOR INVESTOR WITH ADDRESS OUTSIDE U.S.: INSERT NAME OF COURIER SERVICE]. Your participation interest will not be purchased if you give your consent within ten (10) days after the receipt of this notice at your current address on file with us (i.e., the date of delivery by such service to such address, which delivery date is expected to be             , 2013).

If your consent to the Consolidation Proposal is not given on or before the expiration of such 10 days, I will have the right to purchase your participation interest on behalf of Associates’ participants who have voted for consolidation pursuant to the Participating Agreement. For the purpose of avoiding this buyout, you are not required to give your consent to any proposal other than the Consolidation Proposal.

As provided in the Participating Agreement dated January 1, 1962 and described in the Consent Solicitation, the purchase price is to be (a) the lesser of (i) the capital contribution of a Participant, less any repayment thereof to the date of buyout, or (ii) the value of the interest as a fractional interest in Associates with its rights and obligations as set forth in the Participating Agreement rather than as a direct interest in the premises, (b) but under no circumstances less than $100. Since the amount for your interest described in (a) of the preceding sentence is less than $100, the purchase price will be $100.

An additional Consent Form and return envelope for mailing are enclosed. You can also return your Consent Form by facsimile to MacKenzie Partners, Inc. at (212) 929-0308. Please call MacKenzie Partners, Inc. at (888) 410-7850 if you have any question.

Very truly yours,

[Name of Agent]